How to Build A Great Company

[IN 10 COMMON SENSE STEPS]


CAT
THE
Rental
STORE

CATERPILLAR INC ANNUAL REPORT

2003








CAT








Table of Contents



















What Makes A Company Great?

INNOVATIVE PRODUCTS AND SERVICES.
A PASSION FOR SATISFYING CUSTOMERS.
A LONG HISTORY OF FINANCIAL STRENGTH AND INTEGRITY.
PEOPLE. PRIDE. CONFIDENCE. LEADERSHIP.

But mostly greatness is a state of mind—the recognition that being great isn't a destination. It's a work in progress. It's never being satisfied with the status quo, but always looking for ways to do things better, faster, smarter.

At Caterpillar, we're proud to be recognized worldwide as a great company—and even prouder to be continuing to earn that distinction.



I truly believe there are many great companies out there—organizations with integrity, ideas and positive impact on our world—and I know how fortunate I've been to be associated with one of the greatest. It's been 43 years since I joined Caterpillar as a college graduate in 1961, and only when I became chairman and CEO did I truly begin to understand the respect the world holds for this company. The Caterpillar name is so well-known and our reputation so well-deserved. With that comes a responsibility for excellence and ever-higher expectations for every product we make and service we offer. What makes me most proud is the way Caterpillar people continually respond to these challenges—and 2003 was certainly no exception.

GREAT RESULTS—ALL AROUND 2003 represented the first year, after four years of virtually flat or declining sales, that we've seen real growth in our business. Our sales reached $22.8 billion, an increase of 13 percent over 2002, and we anticipate 2004 sales to be 12 percent higher still. Our growth objective of $30 billion in sales and revenues is very achievable—by the end of the decade as targeted or perhaps even sooner.

Our stock price has tracked our improving results, closing the year in December at $83.02. Overall in 2003, Caterpillar stock achieved an 82 percent increase over 2002—the second highest among companies in the Dow Jones Industrial Index. And our three-year average return of 25 percent outpaced others in our industry by a wide margin. People are recognizing our performance and acknowledging that we're on the right path, that we're in the right businesses and that as the economy continues its upswing—watch out. Caterpillar promises to be a force to be reckoned with.

Nowhere is that confidence more apparent than internally. Our employees believe in the direction we're going—and are excited about what's to come. That was evident in our annual employee survey, which garnered positive increases in each of the 12 key dimensions we measure. While we can always do more to improve employee engagement, it's gratifying to hear that we're making real progress. This

EXECUTIVE OFFICE


Caterpillar
Diesel

VITO BAUMGARTNER	DOUG OBERHELMAN	GERRY SHAHEEN	GLEN BARTON	JIM OWENS	RICH THOMPSON
Group President	Group President	Group President	Chairman and CEO	Vice Chairman	Group President

is a company that knows financial results aren't all that matter. Developing, rewarding and motivating people to ever-higher levels of achievement is just as important—and integral to continuing success.

One way we're doing that is through our continued focus on 6 Sigma. More than 2,300 employees are now working full time as Black Belts, leading 6 Sigma projects throughout the company around the world—and more than 25,000 employees, 240 suppliers and 95 dealers are engaged in projects in one way or another. And the impact goes far beyond what we can measure in numbers. An increased emphasis on 6 Sigma in our New Product Introduction (NPI) and Continuous Product Improvement (CPI) initiatives is contributing to better product quality and dealer and customer satisfaction. 6 Sigma teams are playing a huge part in developing new technologies, eliminating waste and reducing costs. People who once felt they didn't have a voice or couldn't make a contribution are now finding ways to take on more responsibility, solve problems and be leaders. 6 Sigma has been good for people—and what's good for people is good for this business.

GREAT STRIDES — IN PRODUCTS AND PROCESSES Caterpillar people have always understood the importance of anticipating changing customer and business requirements. We know how to keep reinventing ourselves to address new challenges and pull together as a team to meet them. Nothing exemplifies this spirit of ingenuity and customer focus better than ACERT® technology. In development for the past several years, ACERT came to market in 2003 with great success. Cat® engines equipped with this technology comply with the most stringent emissions reduction standards—without sacrificing reliability, durability or fuel economy.

Some have asked why we chose to go down a different path than the rest of the industry. We could have gone to market with the same emissions reduction solutions as everyone else—and certainly it would have cost us less in time and money. But it would have also presented the same set of problems everyone else is facing, and we knew that wasn't what our customers wanted or deserved. And so our people took off down a new path and developed—in record time—a breakthrough solution that gives us a definitive edge in both the on- and off-highway diesel engine markets. In fact, we are the only manufacturer with a full line of EPA certified and compliant engines available for sale in 2004—and just as important, we have the building blocks in place to meet future emissions regulations.

FINANCIAL HIGHLIGHTS | *Years ended December 31*

[*Dollars in millions except per share data*]	2003	2002	2001
SALES AND REVENUES	**$ 22,763**	$ 20,152	$ 20,450
PROFIT	**$ 1,099**	$ 798	$ 805
PROFIT PER COMMON SHARE	**$ 3.18**	$ 2.32	$ 2.35
PROFIT PER COMMON SHARE–DILUTED	**$ 3.13**	$ 2.30	$ 2.32
DIVIDENDS DECLARED PER COMMON SHARE	**$ 1.420**	$ 1.400	$ 1.390
CAPITAL EXPENDITURES–EXCLUDING EQUIPMENT LEASED TO OTHERS	**$ 682**	$ 728	$ 1,100
RESEARCH AND DEVELOPMENT EXPENSES	**$ 669**	$ 656	$ 696
YEAR-END EMPLOYMENT	**69,169**	68,990	72,004
AVERAGE SHARES OF COMMON STOCK OUTSTANDING	**345,222,610**	343,980,021	343,323,723
AVERAGE SHARES OF COMMON STOCK OUTSTANDING–DILUTED	**351,351,732**	346,945,734	347,091,906
RETURN ON AVERAGE COMMON STOCKHOLDERS' EQUITY	**19.0%**	14.4%	14.4%

Progress isn't being made just in our product line, however. Two areas on which we've placed increased focus recently are safety and diversity. We significantly exceeded our safety targets in 2003, reducing lost days due to injuries by more than 40 percent in just two years. We still have a long way to go—ideally we'd reduce injuries to zero—but we are getting better because we have placed a focus on safety as never before using rigorous 6 Sigma methodology.

The same is true with diversity. Minority and female representation in our intern and new-hire groups continues to grow. We've formed partnerships with 12 U.S. colleges, including several historically African-American schools, in our efforts to bring a more diverse group of people into the Caterpillar family. We know that diversity, be it in race, gender, ethnicity, global experience or any other form, translates to more understanding, more ideas and ultimately a better end product.

GREAT FUTURES—FOR ALL OUR BUSINESSES AROUND THE WORLD What has always made Caterpillar a strong performer and a good investment is our solid business model. We are in the right businesses—those with a future and those tied to economic development. There's no question that as world economies continue to turn around, we should see continued improvement. We are diversified in order to stay strong in a downturn and have positioned ourselves to excel when times are good.

Our focus includes a dozen critical success factors on which we base our strategic decisions. Ranging from growth and cost reduction goals to social responsibility targets, they keep us focused on the products, services and activities that deliver results for all our stakeholders—investors, customers, dealers and employees.

In 2003, we introduced a new critical success factor focusing on growth in China, India and the Commonwealth of Independent States—emerging areas of the world that represent a major growth opportunity for Caterpillar and our dealers. The Chinese market alone is large enough for us to justify producing equipment in that country, and we plan to be a major participant in the domestic Chinese market as we acquire, consolidate and bring new technology to Chinese companies.

TOTAL SALES & REVENUES


[millions of dollars]
2003 $22,763
2002 $20,152
2001 $20,450
2000 $20,175

PROFIT AFTER TAX


[millions of dollars]
2003 $1,099
2002 $798
2001 $805
2000 $1,053

STOCK PRICE


[price per share]
2003 $83.02
2002 $45.72
2001 $52.25
2000 $47.31

[*Years ended December 31*]

GREAT THANKS—TO ALL By the time you read this letter, I will have joined the ranks of the tens of thousands of Caterpillar retirees worldwide—and I'd like my final "official" words to be those of thanks to all associated with this great company.

TO OUR CUSTOMERS: Thank you for placing your trust in our products and services. We know that our business is dependent on your success, and so we are always listening and working with an eye toward your needs—today and tomorrow.

TO OUR DEALERS: Thank you for being a major contributor to our positive reputation worldwide. You are the face of Caterpillar to our customers, and your commitment to service and support is unmatched in our industry and among the best in the world.

TO OUR INVESTORS: Thank you for your confidence in our company. I believe it is well-placed. We are ever cognizant of the fact that someone gets up each morning with an eye to knock us from our leadership position. Rest assured, *we are determined not to let that happen.*

TO OUR SUPPLIERS: Thank you for the quality products and services you supply to us daily. Your people, processes, technical support and cost-effective solutions are key to our mutual success and support Caterpillar's best-in-class reputation.

TO MY FELLOW EMPLOYEES: No words can express my true thanks for your contributions, in 2003 and all the years prior. I'll leave it at this: YOU ARE GREAT.

Glen Barton

GLEN A. BARTON

Chairman

JANUARY 27, 2004



JIM OWENS GLEN BARTON

Jim Owens became the new chairman and CEO of Caterpillar on February 1, 2004, succeeding the retiring Glen Barton. Jim joined Caterpillar in 1972 as a corporate economist and held management positions worldwide before becoming chief financial officer in 1993 and group president in 1995. "Jim has a broad understanding of Caterpillar's business strategy, having served as group president for a diverse set of business units—human services, component manufacturing, product support, logistics, information technology and Latin American operations," Barton says. "I know Jim has the passion and ability to help Caterpillar take full advantage of the current economic upturn and build on our long tradition of financial strength and market leadership."

1

INVENT REVOLUTIONARY PRODUCTS



IN 1904 ONE OF CATERPILLAR'S FOUNDERS, Benjamin Holt, hit upon the idea of replacing the wheels on his huge steam traction machines with tracks. The new tracked machines "crawled" over all types of terrain in all types of weather, much to the delight of Holt's customers, and the Caterpillar name was born. With it was born a spirit of ingenuity and anticipation of customer needs that has propelled us to leadership in the 100 years since. We were innovators then; we are innovators still. From the track to the diesel engine to the elevated sprocket to MineStar® solutions to ACERT technology to whatever the next great invention may be, ideas are our business. Making them a reality—and a benefit for our customers, dealers and others—is what Caterpillar people do every day.


D11R CD
CARRYDOZER

FIG. B



FIG. A


Caterpillar

FIG. C

A BENJAMIN HOLT, inventor of the "tracked" machines that became Caterpillar tractors

B + C "How did those early tractors become the powerful tools of today? Three revolutionary changes come to mind: the diesel engine [FIG. C], sealed and lubricated track and the elevated sprocket [FIG. B]. All three were technology breakthroughs. All three resulted from creative teamwork. All three involved enormous capital expenditures. And all three were high-risk. In fact, with each of these changes, we put the entire company on the line."

BOB GILMORE, Caterpillar president, 1977-1985
from "All in a Day's Work . . . 75 Years of Caterpillar"

Illustration (opposite page): In 1913, this 75 Tracklayer was the first track-type tractor marketed by Caterpillar co-founder C.L. Best bearing the "Tracklayer" trademark.

2

Choose Your Friends Wisely


CAT
CAT

Ask people what keeps Caterpillar great and the words "world's best distribution network" are bound to surface. From the first (Tunisian dealer P. Parrenin in 1912) to the most recent (Caribbean dealer Bamitel in 2002), Cat dealers succeed because they enable our customers to succeed. All but one of our 207 dealers are independently owned; many are family businesses generations old. They're local and personal. Their 93,000 employees understand customers' businesses and provide what's needed, when and where it's needed, to keep productivity up and costs down. And what they provide today is a lot more than machines. Our dealers' offerings—equipment, parts, service, information products, business planning and more—continue to grow. So do their means of distribution. From more than 3,000 branch stores and rental outlets in 180 countries to the web-based Dealer StoreFront and PartStore™, Cat dealers are virtually everywhere—the perfect partners in our quest to deliver world-class customer value.


WARNING
NOTICE
FOLEY
CAT

FIG. A

A DBSi, an e-business system that touches major dealer business processes like customer relationship management, electric power generation project management, rental, product support and finance, helps Cat dealers improve sales, productivity and customer service. Rental operations staff (shown here at Foley, Incorporated) now receive, dispatch and track rental inventory with handheld devices using wireless technology.

B + C One of our newest dealers, Lei Shing Hong, serves a fast-growing market—China. More than 436 million people (35 percent of China's population) live in Lei Shing Hong's service area, which includes Shanghai. The largest Cat dealer in China, Lei Shing Hong sells more Cat excavators than any other dealer in the world. Here a Lei Shing Hong crew is shown servicing a Cat wheel loader. And the people at Lei Shing Hong are using 6 Sigma to increase customer satisfaction, make their business more efficient and achieve their growth goal of becoming a $500 million company.


CAT

FIG. B+C

3

Identify Your Strengths


797

Making great equipment that makes our customers productive and profitable is what we do best. Best quality. Best reliability. Best value. It's what we strive for in every product we make, from the biggest mining truck to the smallest skid steer loader. It's the reason satisfied customers return to Caterpillar® equipment again and again. And it's the force behind our continued financial strength, stability and stockholder value. Are we perfect? By no means. Are we always working to be better? Absolutely. In fact, we even have an ongoing 6 Sigma initiative called Continuous Product Improvement designed to help us do just that. Because no matter how much we grow and diversify, we never lose sight of our core strength—making the best equipment in the world for customers who are truly making the world a better place to live.



A+B Caterpillar and dealer Bergerat Monnoyeur are once again playing a major role in the construction of France's high-speed rail network. More than 600 Cat machines are working on the 280-mile (450 km) Ligne à Grand Vitesse Est that will link Paris with the northeastern city of Strasbourg, home of the European Parliament.

C Malaysian customers WCT Engineering and MTD Capital, through their joint-venture company Intraxis Engineering Sdn. Bhd., are relying on Caterpillar and dealer Tractors Malaysia for construction of the largest dam ever in southeast Asia. More than 100 Cat machines, financed by Cat Financial, are at work on the 2,400-megawatt Bakun hydroelectric dam.



FIG. A+B



FIG. C

4

BUILD ON THEM


CAT
FinancExpress

A SMART COMPANY LEVERAGES AND LEARNS from its strengths—and so we have diversified into areas that are natural, strategic extensions of our core equipment business. Finance. Rental. Electronics. And logistics. For decades we've been recognized as one of the best in the world at distributing parts and equipment. So why not, we asked, offer that expertise to others? Today, companies like Ford, Harley-Davidson, Sprint and almost 50 others rely on Cat Logistics to get the right products to the right places at the right time. What's the result of our focus on growth businesses like this one? More people recognize the relevance Caterpillar has to their business and want to become customers. More people recognize the diversity and strength of our stock and want to become investors. More people recognize the opportunities available here and want to become employees. And that's smart business.


FIG. A


Rental
FIG. B

A Every new diesel-powered Hummer H1 you see on the road or on a sales lot has a little bit of Caterpillar inside. Cat Electronics—whose 900 engineers design custom electronic and electrical components, information products and software—developed the popular sport-utility vehicle's electronic engine control system.

B With 1,400 Cat Rental Stores around the world providing a variety of rental solutions—including this one in Hong Kong—Cat dealers lead the world in rental services, introducing thousands of customers to Caterpillar quality and service excellence.

C When Mazda North American Operations wanted to improved customer service and reduce the distribution costs associated with servicing more than 800 dealers, company leaders turned to Caterpillar. Cat Logistics FT Services is using sophisticated inventory management technology, information systems and warehousing processes grounded in 6 Sigma methodology to manage this long-term business partnership throughout the U.S. and Canada.


FIG. C
mazda

5

Turn Up The Power


CAT
Rental
Power

When the blackout of summer 2003 hit the northeastern United States, it should have come as no surprise that Caterpillar dealers and Caterpillar power came to the rescue of many organizations, including the New York Stock Exchange. After all, power has been a staple of our business since we manufactured our first diesel engine in 1931. Today we are the world's leading provider of diesel and natural gas engines, industrial gas turbines and distributed power generation. We power some things you expect (our machines, on-highway trucks) and some you don't (yachts, cargo ships, school buses). We provide backup power for hospitals and airports. We build power plants. And we're exploring alternative energy sources like fuel cells and wind power generation. When it comes to efficient, effective, clean power, Caterpillar has the answer.



FIG. A



FIG. B



FIG. C

A Within 30 minutes of the 2003 blackout, Caterpillar's emergency response team was mobilized, working through the night to contact Cat dealers and assemble 400-plus megawatts of primary and backup power. Nearly 25 megawatts went to lower Manhattan to help Wall Street and the financial district get back online for the next day's trading.

B Just three years and 40 vessels after entering the pleasure-craft business, Sicily-based Aicon Group signed a three-year, 300-engine deal with Caterpillar and dealer MAIA SpA. Cat engines will power many of Aicon's new yachts, which will range in size from 52 to 82 feet.

C Two Solar® turbines capture oil field gas and use it to generate electricity with minimal emissions at a new 27-megawatt power plant developed by Caterpillar Power Ventures in Tunisia, North Africa.

6 SIGMA



No company has seen 6 Sigma succeed as quickly, extensively or completely as Caterpillar. In just our third year, we've already amassed impressive financial benefits. More importantly, we're seeing improvements in quality and core processes, an increased emphasis on innovation and growth and more collaboration—not surprising given more than 25,000 employees, 95 dealers and 240 suppliers worldwide are engaged in 6 Sigma. Why have we been successful where others have not? Simple. In 6 Sigma, we have found something that both fits our culture and makes it better. We have always been a company of smart people—scientists, engineers, problem-solvers—with the power to make decisions, contributions and a difference. Now these same people are using 6 Sigma to strengthen our leadership position, improve our culture and grow as leaders. Our people today speak a common language and use common processes to identify problems and find solutions. The results are impressive. Together, we are building the Caterpillar of tomorrow one 6 Sigma project at a time.


REGE CAROLO III
ANNO
MDCCLXXVIII

FIG. A



FIG. B


CAT

FIG. D



FIG. C

A Belgium, Africa and Norway are just a few of the places Janpeter Bekkering has worked at Caterpillar. But there's been no experience like being a Black Belt. "It wasn't easy. But learning experiences shouldn't be easy. If they are, you aren't learning much." That's a theme Janpeter takes with him to his next stop—Madrid, Spain.

B One of seven children, Lisa Chan learned early to get along with others. So leading a 6 Sigma team was a perfect fit. "You have to be nice yet firm with your Green Belts, continually look for savings and manage expectations." Her most rewarding project? Generating significant benefits via a 6 Sigma project that involved people from Singapore, Hong Kong, Australia and China.

C As a child, Jorge Medina wanted to be an astronaut. By agreeing to become one of the first Black Belts, Jorge proved he was willing to take a risk. "The successful implementation of 6 Sigma was on our shoulders. We had to prove it could deliver." Today, as he moves into a new position, Jorge is a 6 Sigma believer. "The basic concepts can be applied anywhere, regardless of the field."

D Amy Hammar is so committed to 6 Sigma, she used it to plan her wedding. "I like applying focus to issues by defining them and driving work to the root-cause level. I want to make our products more reliable and durable." Amy's advice to those considering becoming Black Belts? "Just do it. You will find ways to apply it to your daily activities." Even wedding planning.

7

USE YOUR HEAD



WE MAY BE KNOWN FOR HORSEPOWER, BUT it's brainpower that has made—and will continue to make—Caterpillar a leader. From our hundreds of Ph.D. scientists and researchers to the thousands of employees who put their minds to work every day to find solutions for our customers, Caterpillar people are thinkers. We're involved in nanotechnology and thin-film coatings. We're working on fuel cells that turn natural gas into electricity with virtually no emissions. We've come up with software that pulls information from our machines and uses it as a management tool to increase productivity. And what we'll think up next is anyone's guess. But the reason behind our continuing focus on innovation is no mystery. We've always thought of ourselves as more than an equipment provider. We're a solutions provider—a company that anticipates changing needs and delivers the tools customers need to succeed. Our culture is about evolving, growing and changing. That's not new. That's Caterpillar.

FIG. A


CATERPILLAR
D6R

A McAninch Corporation, one of the most technically advanced earthmoving and underground utility contractors in the U.S., works closely with Caterpillar and Trimble Navigation on GPS technology. Operators on this job site, for example, use GPS instead of the more costly traditional survey stakes and crews. Cat machines now feature AccuGrade™ Grade Control Systems, the result of a 6 Sigma New Technology Introduction project. Using advanced technology to deliver real-time information in the cab, these systems work together to increase accuracy and productivity up to 50 percent.

B From small 15kW ethanol-fueled prototypes incorporating Caterpillar power electronics, to large-scale products like this 250kW FuelCell Energy installation at our Technical Center in Illinois, we are working with partners to develop and distribute a broad range of fuel cell technologies. Now available through our dealer network, fuel cells lessen the load on power grids during peak demand, produce virtually no emissions and are relatively quiet.

C PointGuard, a joint venture between Caterpillar and ZTR Technologies, reduces costs and downtime for customers by providing remote monitoring and management of customer engine installations from its 24/7 operations in Minnesota.

FIG. B



FIG. C


PointGuard

8

USE YOUR HEART



LONG BEFORE A FLEET OF CAT 793 TRUCKS began work inside Peru's Antamina mine, owners there did something special. They ran environmental studies, documenting how the operation might affect air, water and soil quality, as well as plant, animal and aquatic life. They analyzed the effect on indigenous people and cultures. They held public meetings to talk about environmental issues. And to transport the mine's copper and zinc to the sea, they built a pipeline that requires no fossil fuels and generates no emissions. Instead, it uses water for transport—water that eventually is captured, purified and reused to irrigate an experimental farm in the middle of the seacoast desert. We are proud to be associated with the Antamina project and hundreds of others like it. We care, and our customers care, about the environment and about sustainable development that makes the best use of our world's resources. The proof lies in our factories, in our design and manufacturing processes and in our support of the people and projects making a difference around the world.


FIG. A


CAT REMAN
FIG. B

A Caterpillar and dealer support of the *Jeanie Johnston*, a replica of an 1800s Irish famine ship, is just one of hundreds of examples of community projects in which we're involved worldwide. This floating museum is powered by Cat engines and generators subsidized by Caterpillar and dealer McCormick Macnaughton.

B Our remanufacturing facilities, like this one in Shrewsbury, England, recycle more than 100 million pounds of used product a year, creating Cat Reman components that offer customers like-new quality and performance. We're also using 6 Sigma methodology to reduce waste—completing more than 25 salvage projects.

C Peru's Antamina mine—owned by BHP Billiton, Mitsubishi Corporation, Noranda Inc. and Teck Cominco Ltd.—sets new standards for economic performance, environmental protection and social responsibility. Antamina and Cat dealer Ferreyros are also using 6 Sigma to improve efficiency and reduce costs at the mine, which employs 1,400 Peruvian nationals and has created 5,800 indirect jobs.


FIG. C

Invent Even More Revolutionary Products


CAT C11 ACERT

Some say it's the most revolutionary product we've ever developed. They may be right, because it's certainly changing the diesel engine industry for the better. Many vehicles you see on the road are (or soon will be) powered by Cat clean diesel engines with ACERT, which reduces emissions at the point of combustion. All our on-highway truck and bus engines were equipped with this technology by the end of 2003, and we were the first engine builder to offer clean diesel engines certified and compliant to the U.S. Environmental Protection Agency's stringent 2004 standards. The path to ACERT, like many others in our history, wasn't the easy route—but it was the right one. And it's a promise fulfilled. Our people pushed the boundaries of technology to deliver a product unlike anything else available or imagined. Cat engines equipped with ACERT are the best choice for our customers, our business and our environment because they reduce emissions without sacrificing reliability or fuel efficiency. Our job is to provide the best value to customers and encourage social responsibility. There is no choice. We must do both—and we are.

FIG. A







FIG. B


IESEL ISSUES FORUM
Thinking Globally and Acting Locally:
Diesel Technology for the Future
Diesel
Technology
Forum

A Cat engines equipped with ACERT can be found in school buses, city buses, emergency vehicles, motorcoaches, recreational vehicles, dump trucks and many more on-road vehicles. More than 400 6 Sigma projects helped develop this technology, which also will be used as the foundation to meet future emissions regulations for our entire diesel engine product line and power generation units.

B *In addition to developing clean diesel technology, we also sponsor* the Diesel Technology Forum, host emissions reduction technology events to educate legislators and policymakers, provide financial support to voluntary initiatives like the EPA's Clean School Bus USA and develop emissions retrofit solutions such as diesel particulate filters and oxidation catalysts.

Say Thanks



Nothing we accomplished in 2003 or in the years prior would have been possible without the ideas, hard work (physical and mental), sweat and commitment of Caterpillar people. Whether you've been associated with this company for one year or 50, whether you're located at our headquarters in Peoria, Illinois, or on a job site in one of the most remote areas on Earth, whether you work on the factory floor or in the office or out in the field, you are an important member of the Caterpillar family. Your contributions make a difference. You are the reason Caterpillar is known worldwide as a great company. To you, we say thanks.


BARRICK
ANTAMINA
McAninch

FIG. CATERPILLAR

#1 Rank

of Caterpillar company FG Wilson, the largest diesel generator set manufacturer in Europe, in the U.K.'s Mechanical Engineers Manufacturing Excellence Awards

2 Malcolm Baldrige National Quality Awards

in the past five years, including Caterpillar Financial Services Corporation in 2003 and Solar Turbines in 1998

$1.5 billion

global alliance signed by BHP Billiton, the world's largest consumer of mining machines, to use Caterpillar as its primary supplier of mining equipment

3 Years in a Row

we've been named to the Dow Jones Sustainability World Index for a focus on social responsibility, sustaining the environment and strong financial results

4 Consecutive J.D. Power & Associates Awards

for Cat C15 clean diesel engines

236 Passengers

who can cruise aboard the *Empress of the North*, an 1800s-style paddlewheeler powered by Cat 3516B marine diesel generator sets and financed by Cat Financial

Twelve U.S. Colleges

participating in our Strategic Partner School Initiative to recruit top talent from diverse backgrounds, including the most recent, Florida A&M University

28 members of the Export Council,

including Caterpillar Chairman and CEO Glen Barton, appointed by President George W. Bush to advise on U.S. trade performance

40 Years

in existence for Shin Caterpillar Mitsubishi Ltd., a joint venture of Caterpillar and Mitsubishi Heavy Industries, Ltd. in Japan, which is expanding operations in Asia

$50 Million

in industrial gas turbine engines, gas compressors and more that Solar Turbines will supply annually to ChevronTexaco under a new five-year agreement

#27

ranking for Caterpillar from the *Financial Times* as one of the world's most respected companies in 2003—up from the 73rd spot in 2002

2,100 Members of Share,

an association of IBM technology users, which recognized Caterpillar with its 2003 award for excellence in technology

71 Million Dollar

financing deal completed by Caterpillar Financial Australia for Cat equipment to be used in Newcrest Mining's Telfer gold mine

By the Month

January	Caterpillar Brasil earns its fifth Brazilian Public Affairs award for work on the "Whispers in the Forest" project, promoting sustainable logging.
February	Caterpillar acquires all outstanding shares in Hindustan Powerplus Limited, our joint venture in Bangalore, India, that manufactures diesel generator sets.
March	Caterpillar signs a multi-year alliance with Blount International, expanding the line of Timberking® forestry products distributed by Cat dealers.
April	*BusinessWeek* magazine ranks the Caterpillar brand among the world's top 100 brands, estimating its value at $3.36 billion.
May	Innovative battery materials technology developed at our Technical Services Division becomes the basis for a new incubator company, Firefly Energy Inc.
June	Roadbuilding and maintenance are central themes of Caterpillar's trade show exhibit at Intermat 2003, held in Paris, France, and attended by more than 180,000.
July	Manufacturing of Cat backhoe loaders begins in southern India, adding to the off-highway trucks, track-type tractors, wheel loaders, engines and power generation equipment already produced there.
August	Workers in Virginia unload the first delivery of RIL (reduced impact logging) certified lumber in the U.S., produced through a program developed by the Tropical Forest Foundation with support from Caterpillar.
September	U.S. Trade Representative Bob Zoellick, a cabinet-level officer in the Bush administration, visits our Wheel Loaders & Excavators Division in Aurora, Illinois, to promote free trade.
October	Cat @work, a communications portal that delivers company information directly to employees' desktops, goes live for more than 30,000 employees worldwide.
November	Caterpillar Mec-Track in Bazzano, Italy, receives a first-place award from the Italian Association on the Research Against Cancer.
December	*Diesel Progress* magazine names Caterpillar its "Newsmaker of the Year," due mainly to the positive news surrounding the introduction of ACERT.



U.S.A.

Craig Schultz, shown here on the set of NBC's "Today" show, drives a skid steer loader (donated by Caterpillar and dealer Syracuse Supply Company) from New York City to Los Angeles to raise money for juvenile diabetes research.



BELGIUM

U.S. Ambassador to Belgium Stephen Brauer (left) and his wife visit our Gosselies facility for a tour with Caterpillar's Pierre Cuisinier (right).


Service

WORLD

Cat dealers worldwide are implementing the next-generation dealer identity program, which includes a new vehicle marking system emphasizing service.


饮水思源

CHINA

Thanks to a donation from Caterpillar China Investment Limited, villagers in Wangantan (a remote Chinese village) have tap water for the first time.



U.K.

A team of adventurers led by Bear Grylls arrives in Scottish waters after crossing the North Atlantic just south of the Arctic Circle in a small, open, rib-type boat powered by a single Cat 3126B marine engine.


卡特彼勒荣幸支持
世界经济发展宣言大会
Caterpillar Proudly Supports the WED

CHINA

Caterpillar Chairman and CEO Glen Barton speaks at the World Economic Development Declaration Conference in Zhuhai, China.


CAT
CAT

U.S.A.

Cat equipment provides the backdrop for a speech by U.S. President George W. Bush to the Ohio Operating Engineers on Labor Day 2003.



U.K.

FG Wilson, a Caterpillar company that manufactures generator sets, is named "Company of the Century" by Northern Ireland's Institute of Directors for continued outstanding contributions to the economy.


Governor's
for
Environ
Excell
Presented to
Caterpillar, Inc.
Distribution

U.S.A.

The 2003 Governor's Award for Environmental Excellence is presented to Caterpillar's York Distribution Center in Pennsylvania for its successful efforts in waste management and recycling.

BRAZIL

A Cat wheel loader provided by Caterpillar Brasil and dealer Sotreq assists in safety and rescue efforts during a Formula One Grand Prix race held in Sao Paulo, Brazil.


CAT
BMW Power

278 Company facilities | **207** Cat dealers *[main stores]* | **1,665** Dealer branch stores *[not shown]*

More than **400** FG Wilson, MaK, Perkins and Solar distributors | **1,391** Dealer rental outlets *[not shown]*



CATERPILLAR DEALERS

Employees		Estimated Net Worth	
Inside U.S.	33,663	Inside U.S.	$3.5 *billion*
Outside U.S.	59,566	Outside U.S.	$4.1 *billion*
Worldwide	93,229	Worldwide	$7.6 *billion*

Our products and services fall into three principal lines of business:

MACHINERY

Caterpillar machines do the world's work. From earthmoving, mining and construction projects to forestry, waste, paving and any number of other applications, we have the right equipment—large and small—to help our customers get the job done right.

We also lead the industry in the distribution of equipment and parts and offer that expertise to others through Caterpillar Logistics Services, Inc., one of the world's largest integrated logistics organizations with nearly 50 third-party clients.

ENGINES

Caterpillar reciprocating engines and engine systems provide power to the world. Our engines power our own construction and mining machines—plus trucks, ships and boats—and much more. Electrical power systems supply both primary and standby power for a wide variety of uses. Solar industrial gas turbines power the production, processing and transporting of crude oil and natural gas and provide electrical power to many industries.

FINANCIAL PRODUCTS

We help customers around the globe purchase Cat and related equipment (new and used) through Caterpillar Financial Services Corporation and its subsidiaries. Customers can protect their Cat equipment by using various types of insurance offered by Caterpillar Insurance Holdings, Inc.



Caterpillar Brands

CATERPILLAR CAT THE Rental STORE Solar Turbines

FG WILSON MaK OLYMPIAN Perkins TIMBERKING

BARBER-GREENE TURNER POWERTRAIN SYSTEMS BITELLI ELPHINSTONE

Caterpillar people had an excellent year in 2003. We took full advantage of the recovering capital goods market to make real progress on our growth objectives while continuing to lower core operating costs. With a 13 percent sales and revenues increase this year, we are well on our way to achieving our growth target of $30 billion of sales and revenues in this decade. In addition, we made significant progress on other key strategic initiatives. After an aggressive development program, we introduced ACERT technology and are the only engine manufacturer with a full line of 2004 EPA certified and compliant clean diesel engines. We supported our dealers' continued expansion of Cat Rental Stores, enhancing their position as the world's leading providers of rental equipment. We strengthened our long-term relationships in the Asia/Pacific region, expanding operations in China and India to serve the increasing demand in these important emerging markets.

Amid this growth and change, we continued to embrace the discipline of 6 Sigma, which allowed Caterpillar people to develop process improvements and discover new ways to better serve our customers. As the company grows, we will continue to rely on the proven processes of 6 Sigma to create value and develop growth opportunities. As we move into 2004, we will continue our focus on 6 Sigma and profitable growth, reinforcing the positive changes in our culture that are making Caterpillar a better company.

Specifically in 2003, sales and revenues reached $22.76 billion, up 13 percent from 2002—an increase primarily due to machinery and engines volume of $1.29 billion, a favorable currency impact on sales of $683 million and higher Financial Products revenues of $211 million. Profit in 2003 was $1.1 billion or $3.13 per share, up 38 percent compared to 2002. This increase was due to improved price realization of $260 million, lower core operating costs of $231 million and the favorable impact of higher sales volume of $175 million. These positive factors were partially offset by $310 million of higher retirement benefits.

MACHINERY Sales reached $13.68 billion, an increase of 14 percent from 2002. Sales volume was up about 8 percent; the favorable impact of currency accounted for 4 percent, and improved price realization added about 2 percent. In North America, machinery sales increased 12 percent, due mostly to higher volume and favorable price realization. Sales volume rose because of an 11 percent increase in dealer deliveries, the result of users—especially rental fleets—upgrading their fleets and a last-half improvement in construction activity. Dealers also increased inventories to support higher delivery rates.

Sales in Europe, Africa and the Middle East were up 14 percent due to the favorable impact of a stronger euro and improved price realization, partially offset by lower sales volume due to weak economic conditions in Europe. In Latin America, sales were up 13 percent, benefiting from increased dealer deliveries into mining and some building of dealer inventories in anticipation of higher end-user demand. Company sales in Asia/Pacific surged 24 percent as dealer deliveries increased significantly due to strong economies in the region.

Machinery operating profit increased 32 percent from 2002. The favorable impact of improved price realization, higher sales volume (net of unfavorable sales mix) and lower core operating costs more than offset higher retirement benefits.

ENGINES Sales were $7.37 billion, an increase of 10 percent from 2002. Sales volume was up about 5 percent; the favorable impact of currency accounted for about 3 percent, and emissions-related price increases added about 2 percent. North American sales rose 9 percent due to improved emissions-related price increases for truck engines and higher volume in most key engine sectors. (Emissions describes the financial impacts of industry emissions standards changes for on-highway truck and bus engines in North America. With respect to sales and revenues, emissions represents the impact of price increases. With respect to operating profit, it represents the net impact of price increases, production cost increases—which include incremental ramp-up production costs—and non-conformance penalties.)

Engine sales in Europe, Africa and the Middle East rose 17 percent due to the favorable effects of currency and higher sales into the Middle East. Sales in Latin America rose 2 percent with all of the gain coming from higher sales of truck and bus engines. Sales in Asia/Pacific rose 10 percent due to higher volume in almost all sectors as economic growth strengthened.

Worldwide Caterpillar truck engine sales rose 19 percent with a significant improvement in emissions-related price realization and higher volume of 4 percent. Worldwide sales of electric power and industrial engines rose 10 and 8 percent, respectively, benefiting from the favorable effects of currency and slight industry growth. Worldwide sales into petroleum rose 4 percent due to higher demand for engines used in gas compression and higher North American land drilling activity. Sales to the marine sector rose 2 percent, helped by slightly higher industry demand and favorable effects of currency.

Engine operating profit increased 7 percent from 2002 as lower core operating costs were almost entirely offset by higher retirement benefits and the unfavorable impact of changes in emissions standards. The favorable impact of volume was offset by negative sales mix resulting from lower sales of higher margin fuel system components, as well as higher sales of lower margin small diesel engines.

MACHINERY AND ENGINE SALES BY GEOGRAPHIC REGION	2003	2002	2001
[*millions of dollars*]			
Asia/Pacific	$ 2,843	$ 2,322	$ 2,014
Europe, Africa & Middle East and Commonwealth of Independent States	$ 5,952	$ 5,175	$ 5,114
Latin America	$ 1,721	$ 1,658	$ 1,835
North America	$10,532	$ 9,492	$10,283

FINANCIAL PRODUCTS Revenues were $1.72 billion, an increase of 14 percent from 2002—due primarily to the favorable impact of $223 million from continued growth of earning assets at Cat Financial and a $63 million increase in earned premiums on extended service contracts at Cat Insurance. These favorable items were partially offset by the $120 million impact of lower interest rates on new and existing financial receivables at Cat Financial. Operating profit increased 21 percent from 2002, due primarily to the impact of growth of earning assets of $59 million, higher fee income of $12 million and higher securitization income of $8 million at Cat Financial. These favorable items were partially offset by increased operating costs to support growth at Cat Financial.

2004 OUTLOOK We ended the year with confidence that the momentum of 2003 will carry into 2004. A worldwide economic recovery is now under way, and we expect further strengthening in 2004. Global recovery should exceed 3.5 percent in 2004, about 1 percentage point higher than 2003. Record, or near-record, low interest rates initiated economic recoveries in 2003, and we expect interest rates will remain low throughout 2004. Most economies have considerable excess capacity, and inflation is generally within central bank targets. We expect that central bankers will be cautious about taking any actions that could jeopardize recoveries.

This environment should further benefit our businesses. Low interest rates and rising profits are expected to continue to encourage users to replace existing equipment. Low interest rates should also allow another strong year for housing construction. Nonresidential construction, which tends to parallel overall economic growth, should continue to improve. Metals mining had only a scattered recovery in 2003, but we expect that recent increases in metals prices will cause this industry's recovery to strengthen and broaden in 2004.

WORLDWIDE ··· We expect sales and revenues to increase about 12 percent in 2004 over 2003. Machinery and engines volume is expected to increase about 10 percent, with the remainder coming from Financial Products revenues and improved price realization. With this growth, we will continue to focus on cost management and expect 2004 profit to be up about 40 percent compared to 2003. The year will benefit from higher volume and the favorable impact of our ACERT technology. We anticipate an increase in retirement benefits of about $250 million, which we expect to offset with improved price realization and lower core operating costs.

NORTH AMERICA ··· The U.S. economy ended 2003 on a strong note, and the continuation of low interest rates in 2004 should ensure a very good year for the economy. We project U.S. growth of at least 4.5 percent, and the Canadian economy should rebound from 2003's slowdown, growing more than 3 percent in 2004. We estimate that machinery and engines sales will increase about 18 percent in 2004. Continued low interest rates should allow further growth in construction, and higher coal and metals prices should trigger substantial recoveries in mining. Petroleum and natural gas sales should continue to benefit from favorable energy prices.

EUROPE, AFRICA & MIDDLE EAST AND COMMONWEALTH OF INDEPENDENT STATES ··· European economies recovered slowly in the last half of 2003, and current low interest rates should allow further strengthening. We expect the European economies to grow 2 percent in 2004, fast enough to allow some improvement in construction activity. Favorable energy prices, plus much higher commodity prices, should result in another year of good economic growth in both Africa, the Middle East and the Commonwealth of Independent States. We estimate that machinery and engines sales in this region will rise about 6 percent in 2004. Higher volume should account for about 5 percent of the increase, while the ongoing favorable impact of the strong euro and improved price realization are expected to contribute the remaining 1 percent increase in sales.

LATIN AMERICA ··· We expect economic growth will improve to about 3.5 percent in 2004, compared to the 1.5 percent rise experienced in 2003. The region should benefit from the worldwide economic recovery and reductions in local interest rates. Foreign direct investment is also expected to recover in 2004. As a result of stronger economies, we project that sales of machinery and engines will be up about 5 percent in 2004.

ASIA/PACIFIC ··· This region is expected to again lead the world in economic growth, improving to more than 6 percent in 2004. China's booming economy should slow a bit in response to modest tightening in economic policies. This slowdown is expected to be more than offset by better growth in most other countries. Despite rising trade frictions targeted at the region, most countries should be able to increase exports as a result of faster world economic growth. We expect sales of machinery and engines to increase around 7 percent in 2004. Strong domestic economies and low local interest rates are expected to boost construction, and the region's sizable mining sector should benefit from higher commodity prices.

FINANCIAL PRODUCTS ··· We expect growth in Financial Products for 2004, with revenues expected to increase approximately 10 percent versus 2003—primarily due to higher average earning assets in 2004. (Beginning earning assets and new financing activity will both be higher in 2004 versus 2003.) New financing activity growth is primarily due to expected improvement in machinery and engines sales and other growth initiatives.

FULL-TIME EMPLOYEES AT YEAR END	2003	2002	2001
Inside U.S.	35,260	36,463	39,644
Outside U.S.	33,909	32,527	32,360
Total	69,169	68,990	72,004
By Region:			
North America	35,486	36,867	38,275
Europe, Africa & Middle East and Commonwealth of Independent States	20,547	21,302	22,245
Latin America	8,533	7,143	7,612
Asia/Pacific	4,603	3,678	3,872
Total	69,169	68,990	72,004

NEW MACHINE DISTRIBUTION TO END USERS
[*2003 worldwide distribution of Caterpillar machines by major end use*]


Heavy Construction
35%
General Construction
26%
12%
Mining
9%
Quarry & Aggregates
3%
Waste
4%
Forestry
5%
Industrial
6%
Paving/Other

NEW ENGINE DISTRIBUTION TO END USERS
[*2003 worldwide distribution of Caterpillar engines by major end use*]


On-Highway
29%
Electric Power
27%
11%
Industrial / OEM
25%
8%
Oil & Gas
Marine

Sales & Revenues [*millions of dollars*]

Machinery	
01	$12,158
02	$11,975
03	$13,678

Engines	
01	$6,869
02	$6,673
03	$7,370

Financial Products	
01	$1,423
02	$1,504
03	$1,715

Operating Profit* [*millions of dollars*]

Machinery	
01	$854
02	$947
03	$1,246

Engines	
01	$353
02	$175
03	$188

Financial Products	
01	$247
02	$284
03	$345

* *Eliminations of ($143), ($82) and ($91) for 2001, 2002 and 2003, respectively, are required to arrive at consolidated operating profit.*

Exports from the U.S. [*millions of dollars*]

Asia/Pacific	
01	$1,056
02	$1,214
03	$1,315

Canada	
01	$888
02	$909
03	$1,037

EAME	
01	$1,996
02	$1,944
03	$2,151

Latin America	
01	$1,229
02	$1,114
03	$1,269

Patents Issued

99	465
00	561
01	507
02	510
03	534

Corporate Giving [*millions of dollars*]

99	$17.5
00	$13.4
01	$14.1
02	$13.0
03	$13.4

The following financial statements have been condensed to make them more readable. A detailed financial evaluation may require more information than is included in this summary annual report. More comprehensive financial information is provided in the appendix to the proxy statement, which is normally mailed with the annual report. Additional copies are available on request.

[*See supplemental stockholder information on page 44.*]

CATERPILLAR®

REPORT OF MANAGEMENT

The management of Caterpillar Inc. has prepared the accompanying condensed financial statements for the years ended December 31, 2003 and 2002, and is responsible for their integrity and objectivity. Management maintains a system of internal accounting controls, which is designed to provide reasonable assurance that, among other things, transactions are properly executed and financial records and reports are reliable. Through its Audit Committee, the Board of Directors reviews our financial and accounting policies, practices and reports. The complete Report of Management appears in the appendix to the proxy statement for the 2004 annual meeting of the stockholders of Caterpillar Inc.

Chairman of the Board	*Chief Financial Officer*
January 27, 2004	

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Caterpillar Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statements of consolidated financial position of Caterpillar Inc. and its subsidiaries (the Company) as of December 31, 2003, 2002 and 2001, and the related statements of consolidated results of operations, changes in consolidated stockholders' equity and consolidated cash flow for each of the three years in the period ended December 31, 2003 (not presented herein) appearing in the appendix to the proxy statement for the annual meeting of stockholders on April 14, 2004; and in our report dated January 27, 2004, we expressed an unqualified opinion (which included an explanatory paragraph indicating that effective January 1, 2002, the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets") on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Peoria, Illinois
January 27, 2004

Where applicable, financial information has been grouped as follows

CONSOLIDATED
Caterpillar Inc. and its subsidiaries

MACHINERY AND ENGINES
Primarily our design, manufacturing, marketing and parts distribution operations for our machinery and engines lines of business

FINANCIAL PRODUCTS
Our finance and insurance subsidiaries, primarily Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Holdings, Inc.

Condensed Consolidated Results of Operations

YEARS ENDED DECEMBER 31	2003	2002
[Dollars in millions except per share data]		
SALES AND REVENUES		
Sales of Machinery and Engines	**$ 21,048**	$ 18,648
Revenues of Financial Products	**1,715**	1,504
Total sales and revenues	**22,763**	20,152
OPERATING COSTS		
Cost of goods sold	**16,945**	15,146
Selling, general and administrative expenses	**2,470**	2,094
Research and development expenses	**669**	656
Interest expense of Financial Products	**470**	521
Other operating expenses	**521**	411
Total operating costs	**21,075**	18,828
OPERATING PROFIT	**1,688**	1,324
Interest expense excluding Financial Products	**246**	279
Other income (expense)	**35**	69
CONSOLIDATED PROFIT BEFORE TAXES	**1,477**	1,114
Provision for income taxes	**398**	312
Profit of consolidated companies	**1,079**	802
Equity in profit (loss) of unconsolidated affiliated companies	**20**	(4)
PROFIT	**$ 1,099**	$ 798
PROFIT PER COMMON SHARE	**$ 3.18**	$ 2.32
PROFIT PER COMMON SHARE - DILUTED	**$ 3.13**	$ 2.30
Cash dividends declared per common share	**$ 1.420**	$ 1.400

Condensed Consolidated Financial Position

December 31	2003	2002
[Dollars in millions]		
ASSETS		
Current assets:		
Cash and short-term investments	**$ 342**	$ 309
Receivables–trade and other	**3,666**	2,838
Receivables–finance	**7,605**	6,748
Deferred and refundable income taxes	**707**	781
Prepaid expenses	**1,424**	1,224
Inventories	**3,047**	2,763
Total current assets	**16,791**	14,663
Property, plant and equipment–net	**7,290**	7,046
Long-term receivables–trade and other	**82**	66
Long-term receivables–finance	**7,822**	6,714
Investments in unconsolidated affiliated companies	**800**	747
Deferred income taxes	**616**	711
Intangible assets	**239**	281
Goodwill	**1,398**	1,402
Other assets	**1,427**	1,117
TOTAL ASSETS	**$ 36,465**	$ 32,747
LIABILITIES		
Current liabilities:		
Short-term borrowings:		
Machinery and Engines	**$ 72**	$ 64
Financial Products	**2,685**	2,111
Accounts payable	**3,100**	2,269
Accrued expenses	**1,638**	1,620
Accrued wages, salaries and employee benefits	**1,802**	1,779
Dividends payable	**127**	120
Deferred and current income taxes payable	**216**	70
Long-term debt due within one year:		
Machinery and Engines	**32**	258
Financial Products	**2,949**	3,654
Total current liabilities	**12,621**	11,945
Long-term debt due after one year:		
Machinery and Engines	**3,367**	3,403
Financial Products	**10,711**	8,193
Liability for postemployment benefits	**3,172**	3,333
Deferred income taxes and other liabilities	**516**	401
TOTAL LIABILITIES	**30,387**	27,275
STOCKHOLDERS' EQUITY		
Common stock of $1.00 par value: Authorized shares: 900,000,000		
Issued shares (2003 and 2002–407,447,312) at paid in amount	**1,059**	1,034
Treasury stock (2003–63,685,272 shares; 2002–63,192,245 shares)	**(2,914)**	(2,669)
Profit employed in the business	**8,450**	7,849
Accumulated other comprehensive income	**(517)**	(742)
TOTAL STOCKHOLDERS' EQUITY	**6,078**	5,472
TOTAL LIABILITY AND STOCKHOLDERS' EQUITY	**$ 36,465**	$ 32,747

Condensed Consolidated Statement of Cash Flow

YEARS ENDED DECEMBER 31	2003	2002
[Millions of dollars]		
CASH FLOW FROM OPERATING ACTIVITIES		
Profit	**$ 1,099**	$ 798
Adjustments for non-cash items:		
Depreciation and amortization	**1,347**	1,220
Other	**(15)**	363
Changes in assets and liabilities:		
Receivables–trade and other	**(521)**	(50)
Inventories	**(286)**	162
Accounts payable and accrued expenses	**617**	164
Other–net	**(175)**	(291)
Net cash provided by operating activities	**2,066**	2,366
CASH FLOW FROM INVESTING ACTIVITIES		
Capital expenditures–excluding equipment leased to others	**(682)**	(728)
Expenditures for equipment leased to others	**(1,083)**	(1,045)
Proceeds from disposals of property, plant and equipment	**761**	561
Additions to finance receivables	**(17,146)**	(15,338)
Collections of finance receivables	**13,882**	11,866
Proceeds from sale of finance receivables	**1,760**	2,310
Investments and acquisitions	**(36)**	(294)
Other–net	**(17)**	(40)
Net cash used for investing activities	**(2,561)**	(2,708)
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends paid	**(491)**	(481)
Common stock issued, including treasury shares reissued	**157**	10
Treasury shares purchased	**(405)**	—
Proceeds from long-term debt issued:		
Machinery and Engines	**128**	248
Financial Products	**5,274**	3,889
Payments on long-term debt:		
Machinery and Engines	**(463)**	(225)
Financial Products	**(3,774)**	(3,114)
Short-term borrowings–net	**87**	(102)
Net cash provided by financing activities	**513**	225
Effect of exchange rate changes on cash	**15**	26
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	**33**	(91)
Cash and short-term investments at beginning of period	**309**	400
Cash and short-term investments at end of period	**$ 342**	$ 309

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Five-year Financial Summary

YEARS ENDED DECEMBER 31	2003	2002	2001	2000	1999
[Dollars in millions except per share data]					
Sales and revenues	**$ 22,763**	20,152	20,450	20,175	19,702
Sales	**$ 21,048**	18,648	19,027	18,913	18,559
Percent inside the United States	**44 %**	45 %	49 %	50 %	50 %
Percent outside the United States	**56 %**	55 %	51 %	50 %	50 %
Revenues	**$ 1,715**	1,504	1,423	1,262	1,143
Profit*	**$ 1,099**	798	805	1,053	946
As a percent of sales and revenues	**4.8 %**	4.0 %	3.9 %	5.2 %	4.8 %
Profit per common share*	**$ 3.18**	2.32	2.35	3.04	2.66
Profit per common share–diluted*	**$ 3.13**	2.30	2.32	3.02	2.63
Dividends declared per common share	**$ 1.420**	1.400	1.390	1.345	1.275
Return on average common stockholders' equity	**19.0 %**	14.4 %	14.4 %	19.0 %	17.9 %
Capital expenditures:					
Property, plant and equipment	**$ 682**	728	1,100	928	913
Equipment leased to others	**$ 1,083**	1,045	868	665	490
Depreciation and amortization	**$ 1,347**	1,220	1,169	1,063	977
Research and development expenses	**$ 669**	656	696	649	626
As a percent of sales and revenues	**2.9 %**	3.3 %	3.4 %	3.2 %	3.2 %
Wages, salaries and employee benefits	**$ 4,980**	4,360	4,272	4,029	4,044
Average number of employees	**67,828**	70,973	70,678	67,200	66,225
DECEMBER 31					
Total assets	**$ 36,465**	32,747	30,585	28,464	26,711
Long-term debt due after one year:					
Consolidated	**$ 14,078**	11,596	11,291	11,334	9,928
Machinery and Engines	**$ 3,367**	3,403	3,492	2,854	3,099
Financial Products	**$ 10,711**	8,193	7,799	8,480	6,829
Total debt:					
Consolidated	**$ 19,816**	17,683	16,602	15,067	13,802
Machinery and Engines	**$ 3,471**	3,725	3,784	3,427	3,317
Financial Products	**$ 16,345**	13,958	12,818	11,640	10,485

** In 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and therefore no longer amortize goodwill.*

Glen A. Barton ⋮ Mr. Barton, 64, is chairman and CEO of Caterpillar Inc., a position he has held since 1999. Since joining the company as a college graduate trainee in 1961, he has held numerous marketing and management positions worldwide—including president of Solar Turbines Incorporated and executive vice president and group president of Caterpillar. He was a key leader in strategic planning for the company's organization into business divisions and new product introduction process. Most recently, he led Caterpillar's benchmark deployment of 6 Sigma. Mr. Barton is on the board of directors of Inco Limited and Newmont Mining Corporation, a trustee of the Malcolm Baldrige National Quality Award Foundation and a member of The Business Council, The Business Roundtable, The Conference Board and The President's Export Council. He became a Caterpillar director in 1998.

W. Frank Blount ⋮ Mr. Blount, 65, is chairman and CEO of JI Ventures, Inc. (venture capital), former chairman and CEO of Cypress Communications Inc. (telecommunications) and former director and CEO of Telstra Corporation Limited (telecommunications). He is also a director of ADTRAN, Inc., Alcatel S.A., Entergy Corporation and Hanson PLC. He has been a Caterpillar director since 1995.

Dr. John R. Brazil ⋮ Dr. Brazil, 57, is president of Trinity University (San Antonio, Texas) and former president of Bradley University (Peoria, Illinois). He was elected a Caterpillar director in 1998.

John T. Dillon ⋮ Mr. Dillon, 65, is the former chairman and CEO of International Paper (paper and forest products) and a director of Kellogg Co. He became a Caterpillar director in 1997.

Eugene V. Fife ⋮ Mr. Fife, 63, is managing principal of Vawter Capital LLC (private investment), former president and CEO of Illuminis, Inc. (health information technology) and a former general partner of Goldman Sachs (investment firm). He is the non-executive chairman of Eclipsys Corporation (health information technology) and a senior director of Goldman Sachs. He became a Caterpillar director in 2002.

Gail D. Fosler ⋮ Ms. Fosler, 56, is executive vice president and chief economist of The Conference Board (research and business membership) and a director of Unisys Corporation, Baxter International Inc. and DBS Group Holdings Ltd. She was elected a Caterpillar director in 2003.

Juan Gallardo ⋮ Mr. Gallardo, 56, is chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling), chairman of Mexico Fund Inc. (mutual fund) and vice chairman of Home Mart de Mexico, S.A. de C.V. (retail trade). He is a director of Lafarge S.A., NADRO S.A. de C.V. and Grupo Mexico, S.A. de C.V. He was elected a Caterpillar director in 1998.

David R. Goode ⋮ Mr. Goode, 63, is chairman, president and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). He also serves as a director for Delta Air Lines, Inc., Georgia-Pacific Corporation, Norfolk Southern Railway Company and Texas Instruments Incorporated. He has been a Caterpillar director since 1993.

Peter A. Magowan ⋮ Mr. Magowan, 61, is former chairman and CEO of Safeway Inc. (food retailer). He is president and managing general partner of the San Francisco Giants (major league baseball team) and a director of DaimlerChrysler AG, Safeway Inc. and Spring Group plc. He became a Caterpillar director in 1993.

William A. Osborn ⋮ Mr. Osborn, 56, is chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). He also is a director of Nicor Inc. and Tribune Company. He was elected a Caterpillar director in 2000.

Gordon R. Parker ⋮ Mr. Parker, 68, is former chairman of Newmont Mining Corporation (gold properties production, exploration and acquisition). He is a director of Gold Fields Limited and Phelps Dodge Corporation. He has been a Caterpillar director since 1995.

Charles D. Powell ⋮ Lord Powell, 62, is chairman of Sagitta Asset Management Limited and Louis Vuitton U.K. Ltd. (luggage and leather goods), as well as former chairman of Phillips Fine Art Auctioneers and former senior director of Jardine Matheson Holdings Ltd. and associated companies. He also serves as a director for LMVH Moet-Hennessy Louis Vuitton, Textron Corporation, Schindler Holding Ltd. and Yell Group plc. He has been a Caterpillar director since 2001.

Edward B. Rust, Jr. ⋮ Mr. Rust, 53, is chairman and CEO of State Farm Mutual Automobile Insurance Company (insurance). He is also president and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates and trustee and president of State Farm Mutual Fund Trust and State Farm Variable Product Trust. He is a director of Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. He became a Caterpillar director in 2003.

Joshua I. Smith ⋮ Mr. Smith, 62, is chairman and managing partner of the Coaching Group, LLC (management consulting), where he has served as vice chairman and chief development officer of iGate, Inc. (broadband networking company). He serves as a director of CardioComm Solutions Inc., Federal Express Corporation and The Allstate Corporation. He has been a Caterpillar director since 1993.

Audit Committee	Compensation Committee	Governance Committee	Public Policy Committee
Eugene V. Fife, chair	William A. Osborn, chair	John T. Dillon, chair	John R. Brazil, chair
W. Frank Blount	John R. Brazil	W. Frank Blount	Eugene V. Fife
John T. Dillon	Gail D. Fosler	David R. Goode	Gail D. Fosler
David R. Goode	Juan Gallardo	William A. Osborn	Juan Gallardo
Gordon R. Parker	Peter A. Magowan	Gordon R. Parker	Peter A. Magowan
Edward B. Rust, Jr.	Charles D. Powell	Edward B. Rust, Jr.	Charles D. Powell
		Joshua I. Smith	Joshua I. Smith

Officers

[as of January 1, 2004]

CHAIRMAN/CEO	VICE CHAIRMAN	GROUP PRESIDENTS
Glen A. Barton*	James W. Owens	Vito H. Baumgartner*
		Douglas R. Oberhelman
		Gerald L. Shaheen
		Richard L. Thompson

VICE PRESIDENTS

Ali M. Bahaj, *Corporate Auditing & Compliance*
Sidney C. Banwart, *Systems + Processes*
Michael J. Baunton, *Compact Power Systems*
[*Mr. Baunton is assuming responsibility for EAME Product Development & Operations in 2004*]
James S. Beard, *Financial Products*
Richard A. Benson, *Global Mining*
James B. Buda, *Legal Services*
Rodney L. Bussell, *Mining & Construction Equipment*
Thomas A. Gales, *Latin America Division*
Stephen A. Gosselin, *North American Commercial Division*
Donald M. Ings, *Building Construction Products*
Richard P. Lavin, *Human Services*
Stuart L. Levenick, *Asia-Pacific Division*
Robert R. Macier, *Solar Turbines Incorporated*
F. Lynn McPheeters, *Corporate Services*
Daniel M. Murphy, *Global Purchasing*
Gerald Palmer, *Wheel Loaders & Excavators*
James J. Parker, *Power Systems Marketing*
Edward J. Rapp, *Europe, Africa & Middle East Marketing*
Christiano V. Schena, *Component Products & Control Systems*
William F. Springer, *Product Support*
Gary A. Stroup, *Large Power Systems*
Gérard R. Vittecoq, *Europe, Africa & Middle East Product Development & Operations*
Sherril K. West, *Technical Services**
Donald G. Western, *Track-Type Tractors*
Steven H. Wunning, *Logistics*

[**retiring as of January 31, 2004*]

GENERAL COUNSEL AND SECRETARY	CHIEF FINANCIAL OFFICER	CHIEF INFORMATION OFFICER
James B. Buda	F. Lynn McPheeters	Sidney C. Banwart
CHIEF TECHNOLOGY OFFICER	**CONTROLLER**	**TREASURER**
Sherril K. West*	David B. Burritt	Kevin E. Colgan

ASSISTANT TREASURER	ASSISTANT SECRETARIES
Robin D. Beran	Tinkie E. Demmin ◦ Laurie J. Huxtable

NEW OFFICERS IN 2004



James W. Owens
Chairman of the Board
Chief Executive Officer



Gérard R. Vittecoq
Group President



Steven H. Wunning
Group President



Mary H. Bell
Vice President
Logistics



Hans A. Haefeli
Vice President
Compact Power Systems



Mark R. Pflederer
Vice President
Technical Services
Chief Technology Officer

Stock Purchase Plan Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administrated by our Stock Transfer Agent. Current stockholders can get more information on the program from our Stock Transfer Agent using the contact information provided below. Non-stockholders can request program materials by calling 800.842.7629 (U.S. and Canada) or 201.329.8660 (outside U.S. and Canada). The Investor Services Program materials are available online from Mellon Investor Services' website or linked from www.Cat.com/dspp.

Stockholder Services	**Mellon Investor Services** *STOCK TRANSFER AGENT* P.O. Box 3315 South Hackensack, NJ 07606-3315 Phone: 866.203.6622 (U.S. and Canada) 201.329.8660 (outside U.S. and Canada) Hearing impaired: 800.231.5469 (U.S. and Canada) 201.329.8354 (outside U.S. and Canada) www.melloninvestor.com
Individual Stockholders should contact	**Laurie J. Huxtable** *ASSISTANT SECRETARY* Caterpillar Inc. 100 N.E. Adams Street Peoria, IL 61629-7310 Phone: 309.675.4619 Fax: 309.675.6620 e-mail: Catshareservices@Cat.com
Investor Relations	Institutional analysts, portfolio managers and representatives of financial institutions seeking additional information about the company should contact: **Nancy L. Snowden** *DIRECTOR OF INVESTOR RELATIONS* Caterpillar Inc. 100 N.E. Adams Street Peoria, IL 61629-5310 Phone: 309.675.4549 Fax: 309.675.4457 e-mail: Catir@Cat.com
Internet Website	www.Cat.com/investor

PRODUCED BY
Caterpillar Corporate Public Affairs

DESIGN & WRITING
Converse Marketing, Inc.

ILLUSTRATION
Ken Clubb

PHOTOGRAPHY
Mitch Colgan • Marc Esser
Mike La Vallier • Doug Leunig

PRINTING
Williamson Printing Corporation

Photo of Fuel Cell [page 19]
Jim Carlson–Technical Services Divison

Common Stock [*NYSE:CAT*]

Listing Information : Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Number of Stockholders : Stockholders of record at year end totaled 38,440, compared with 38,200 at the end of 2002. Approximately 68 percent of our shares are held by institutions and banks, 24 percent by individuals and 8 percent by Caterpillar benefit plans.

Employees' investment and profit-sharing plans acquired 2,052,151 shares of Caterpillar stock in 2003. Investment plans, in which membership is voluntary, held 23,106,120 shares for employee accounts at 2003 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 424,417 shares at 2003 year end.

Price Ranges : Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2003		2002	
	High	Low	High	Low
1q	53.30	41.24	59.99	46.75
2q	58.25	48.98	59.62	45.90
3q	73.97	53.10	49.40	36.33
4q	84.95	68.90	50.84	33.75

Company Information

Current information : Phone our Information Hotline—800.228.7717 (U.S. and Canada) or 858.244.2080 (outside U.S. and Canada)—to request company publications by mail, listen to a summary of our latest financial results and current outlook or request a copy of results by fax or mail.

Request, view or download materials online or register for e-mail alerts by visiting www.Cat.com/materialsrequest.

Historical Information : View or download online at www.Cat.com/historical.

Annual Meeting : On Wednesday, April 14, 2004, at 1:30 p.m. Central Time, the annual meeting of stockholders will be held at Northern Trust Corporation, Chicago, Illinois. Requests for proxies are being sent to stockholders with this report mailed on or about March 1, 2004.

Internet : Visit us on the Internet at www.Cat.com. Information contained on our website is not incorporated by reference into this document.

CATERPILLAR®

PEORIA, ILLINOIS 61629
309.675.1000
WWW.CAT.COM

YECX0016